April 9, 2019	Trayne S Wheeler trayne.wheeler@klgates.com

T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156, 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 18, 2019, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 188 under the Securities Act of 1933, as amended, and Amendment No. 140 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 30, 2019, accession no. 0001133228-19-000318 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R6, and Class NAV shares of John Hancock International Dynamic Growth Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Multi-Class and Class NAV Prospectus Comments

1.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the appropriate prospectus and the SAI when such class is offered to the general public.

2.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please confirm that the contractual expense reimbursement is the same for all share

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classes. Additionally, under “Fund summary — Fees and expenses,” please revise the second footnote to disclose who can terminate the Fund’s contractual expense limitation arrangement and to disclose any recoupment provisions.

Response — In response to the first portion of the SEC’s comment, the Trust confirms that the expense reimbursement for each share class is correctly stated.

In response to second portion of the SEC’s comment, the Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that the Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. The Trust also confirms that waived or reimbursed expenses are not subject to recoupment by the Fund’s investment adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

3.	Comment — The Fund’s name contains the word “growth.” Please discuss the growth style of investing under “Principal Investment Strategies” and “Principal Risks” in the “Fund summary” section of the prospectus.

Response — The Trust will add the following disclosure to the beginning of the third paragraph under its “Principal Investment Strategies”:

The manager’s growth philosophy and process is focused on fundamental, bottom-up stock selection and includes three key elements: (i) positive fundamental changes, (ii) sustainable earnings growth, and (iii) an attractive valuation.

The Trust believes that the risks of growth investing are appropriately discussed in the “Principal Risks — Equity securities risk” section of the prospectus.

4.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it will invest in equity securities of foreign companies in a number of developed and emerging markets. Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country or company.

Response — The Trust will add the following disclosure after the second sentence of the second paragraph under its “Principal Investment Strategies”:

The manager will consider, but is not limited to, the MSCI market classifications in determining whether a country is a developed or emerging market country.

5.	Comment — The Fund states, under “Fund summary — Principal investment strategies,” the following:
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The manager’s investment process generally begins with the broad universe of securities included in international equity indices, including China A-shares available through Stock Connect or other mutual market access programs.

Please describe in plain English terms what constitutes Stock Connect or other mutual market access programs.

Response — The Trust notes that the purpose of this disclosure is to state that the Fund may hold China A-shares rather than to describe how the Fund will acquire those shares. The Trust will clarify the quoted disclosure as follows:

The manager’s investment process generally begins with the broad universe of securities included in international equity indices, including China A-shares ~~available through Stock Connect or other mutual market access programs~~.

The Fund’s disclosure under “Principal risks — Hong Kong Stock Connect Program (Stock Connect) risk” discusses the market mechanism through which the Fund intends to acquire China A-shares and its related risks. The Trust believes this market mechanism is more appropriately discussed in the “Principal risks” section and not in the “Principal investment strategies” section of the prospectus.

6.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it attempts to identify “quantifiable acceleration in particular market segments.” Please describe what constitutes “quantifiable acceleration” in plain English terms. Consider discussing growth investing in this section of the prospectus.

Response — The Trust will clarify the disclosure to state as follows in the third paragraph under its “Principal Investment Strategies”:

It then seeks to identify quantifiable ~~acceleration~~ changes ~~in particular market segments~~ by consistently tracking these data points. Once the manager has identified a positive ~~acceleration~~ change, it holistically assesses the key company, industry, secular, macro and country stock drivers and compares them to consensus expectations.

The Trust has added disclosure discussing growth investing at the beginning of this paragraph as noted in response 3 above.

7.	Comment —The Fund states under “Fund summary — Principal investment strategies” that it will apply a ranking system to a broad universe of securities. If applicable, disclose the target number, or range, of securities that the Fund intends to hold in its portfolio.

Response — The Trust confirms that the Fund has no target number, or range, of securities it intends to hold across all market environments. Therefore, the Trust respectfully declines to make the requested change.

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8.	Comment — Under “Principal risks” please reorder the risks to appear in order of importance (e.g., please move foreign securities risk to the beginning of the list).

Response — The Trust notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. To maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

9.	Comment — With respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

10.	Comment — To the extent that the Fund will invest significantly in emerging markets, please consider reformatting the emerging markets risk disclosure under “Fund summary—Principal risks,” so that it appears as a distinct sub-risk of the broader “Foreign securities risk.”

Response — The Trust has assessed the Fund’s anticipated emerging markets investment exposure and has determined that the current risk disclosure is appropriate. Therefore, the Trust respectfully declines to make the requested change.

11.	Comment — To the extent that the Fund is focused or concentrated in a specific geographic region or country, please consider including separate risk disclosure for “geographic focus” under “Fund summary – Principal risks.”

Response — The Trust confirms that the Fund has no intention to concentrate or focus in a specific geographic region or country.

12.	Comment — To the extent that the Fund is focused or concentrated in a specific sector, please consider including separate risk disclosure as a sub-section of “Sector risk” under “Fund summary – Principal risks.”

Response — The Trust confirms that the Fund has no intention to concentrate or focus in a specific sector.

13.	Comment — In “Fund summary — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC.

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Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Who’s Who — Management fee” in the “Fund details” section, please identify the period end date for the Fund’s first shareholder report.

Response — The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Under “Who’s who—Additional information about fund expenses,” please include disclosure regarding both fee waivers described in “Fund summary—Fees and expenses” on page 1 of this prospectus.

Response — The Trust respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Trust further notes that it discloses contractual waivers that impact the fee table in footnotes to the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Your account —Class A shares,” it is stated that “Class A shares are not available to group retirement plans that do not currently hold Class A shares of the fund and that are eligible to invest in Class I shares or any of the R share classes, except as provided below.” Please clarify the reference to R share classes.

Response — The Trust notes that this disclosure is included to clarify that Class A shares are not available to retirement plans that may purchase any class of R class shares, except in the limited circumstances noted in this section of the prospectus.

17.	Comment — Under “Sales Charge Reductions and Waivers — CDSC waivers,” please revise the fourth bullet point to clarify that the CDSC is not applicable to all purchases of Class A shares.

Response — The introductory sentence in this section refers to “any CDSC for Class A or Class C shares.” The Trust believes that the use of the word “any” in this sentence to refer to possible CDSCs reasonably conveys that a CDSC may not be applicable to certain redemptions of Class A shares. In addition, the Trust believes that disclosures in the fee table and under “Your account —

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Class A deferred charges on investments of $1 million or more” that precede the section cited in the comment, sufficiently describe the circumstances under which the Class A CDSC is applicable. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — Under “Your account — Waivers for certain investors,” if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the disclosure, in particular, those referenced in the third bullet point. In the alternative, please state that there are none.

Response — As discussed in prior correspondence with the SEC, the Trust respectfully notes that the sales load waivers described in this disclosure are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these historical waivers have been made available to particular identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The sales load waivers described in this disclosure represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that, with respect to this disclosure, the Trust does not need to avail itself of the relief provided in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”).

The Trust has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers described in bullet three under “Waivers for certain investors,” which it believes is fully responsive to the requirements of Item 12(a) of Form N-1A. The Trust notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. Additionally, the Trust cannot confirm the actions or policies of its financial intermediaries.

Additionally, the Trust notes that this level and type of disclosure is commonly used by issuers throughout the mutual fund industry. The Trust believes that this is due to the fact that for many mutual fund complexes intermediary distribution is the primary distribution channel for fund shares. As a result, a given fund complex often has thousands of financial intermediary relationships. It would therefore be impracticable and burdensome to attempt to list and categorize each individual financial intermediary relationship in the fund’s prospectus, and such an exercise would result in disclosure that would require constant updating and be confusing for shareholders. Further, as explained above, the Trust does not believe listing each financial intermediary to which each waiver applies is required under Item 12.

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19.	Comment — Under “Transaction policies — Limitation on exchange activity,” the second to last sentence of the first paragraph states: “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund’s shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — Under “Dividends and Account Policies — Small Accounts,” consider including the disclosure stated here more prominently with each applicable share class under “Class Cost Structure” above.

Response — The Trust believes that the small account policy is appropriately described under “Dividends and Account Policies.” The Trust further notes that it is unusual for the small accounts policy to be triggered and therefore respectfully declines to repeat the disclosure more prominently under “Class Cost Structure” above.

21.	Comment — Under “Additional investor services — Disclosure of fund holdings,” please confirm the accuracy of the following sentence: “All of the fund’s holdings are disclosed monthly on Form N-PORT no later than 30 days after the end of each month, and are made publicly available by the SEC every third month, 60 days after the end of the fund’s fiscal quarter.”

Response — The Trust will revise this disclosure consistent with the recent revision in the frequency of registered investment company filings on Form N-PORT.

22.	Comment — Under the heading “Appendix 2,” please revise the sub-heading “Related performance information,” to clarify the source of related performance, for example, “Subadvisor’s Prior Performance.”

Response — The Trust has worded the heading to Appendix 2 to state “Related performance information” because “related performance” is the industry standard term used to discuss such performance. The Trust notes that the term has been used in an SEC no action letter (GE Funds, SEC No-Action Letter (pub. avail. Feb. 7, 1997)) and FINRA uses the term throughout its written guidance. The Trust includes a sub-header to clarify exactly what related performance information is shown.

The Trust states in the sub-heading that the related performance information comprises the historical performance of the Axiom International Equity Composite. This sub-heading names the subadvisor and specifies that its “Composite” performance is shown. The term “composite” is an industry term commonly used with respect to presentations of related performance that have been prepared and presented in accordance with the Global Investment Performance Standards (“GIPS”), as the Appendix has been. The Trust notes that it previously added footnote disclosure to the sub-header as a result of discussions with the SEC staff, included here, to add clarity by

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elaborating upon the composition of the Composite performance. Further, after a year of operations, the Fund’s performance will be added to the Composite pursuant to GIPS, so titling Appendix 2 “Subadvisor’s Prior Performance” would then become potentially misleading.

Additionally, our research indicates that it is common industry practice for other large fund complexes to use similarly worded headings for their related performance disclosures. Further, the Trust notes that the wording in the sub-heading is consistent with the headings of comparable related performance appendices used by various other John Hancock funds. Accordingly, the Trust respectfully declines to make any changes to the heading.

23.	Comment — Under “Appendix 2 — Related performance information,” please remove the following sentence: “John Hancock International Dynamic Growth Fund (the fund) commenced operations on [April [ ], 2019].”

Response — The Trust will make the requested change and will remove the sentence (and the one following it) from the beginning of Appendix 2. However, disclosing the Fund’s inception date is important to avoid potentially misleading performance disclosure, as it establishes the date upon which the prior performance shown would not be that of the Fund. As a result, the Trust will amend the disclosure as follows:

~~John Hancock International Dynamic Growth Fund (the fund) commenced operations on [April [ ], 2019]. The fund is subadvised by Axiom Investors.~~ Axiom Investors manages other accounts with an investment style, objective, policies, and strategies substantially similar to those that are used to manage the John Hancock International Dynamic Growth Fund (the fund) ~~fund~~. The accounts are included in a composite, the performance of which is presented in this Appendix (Composite). The same subadvisor has been responsible for the day-to-day management of the accounts for all periods shown in the Appendix. Performance presented in the Composite has been generated on an asset-weighted basis and includes the reinvestment of dividends. The fund is subadvised by Axiom Investors and commenced operations on April 16, 2019.

The Trust also notes that, in accordance with SEC guidance, paragraph four contains a bold highlighted sentence stating that “The information in this Appendix does not represent the performance of the fund…,” which also serves to clarify that performance shown is that of the Composite and not the Fund.

24.	Comment — Under “Appendix 2 — Related performance information,” please disclose whether the method of performance calculation used differs from the standardized SEC method of performance calculation.

Response — The Trust confirms that the performance shown in the Appendix is calculated in accordance with relevant SEC guidance with respect to registered investment company performance presentations. The Trust notes that the performance shown reflects a composite of a number of different separately managed accounts managed by the subadvisor with a substantially

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similar investment style, objective, policies, and strategies, as noted in the Appendix 2 disclosure. This performance is also calculated in accordance with industry best practices as defined in GIPS. Accordingly, no changes are necessary in response to this comment.

25.	Comment — Under “Appendix 2 — Related performance information,” please replace the composite benchmark, the MSCI ACWI Ex USA Growth Index, with a primary index that is more broad-based.

Response — The Fund believes that the MSCI ACWI Ex USA Growth Index meets the criteria for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b) of Form N-1A. The Trust notes that a number of other significant mutual fund issuers use the MSCI ACWI Ex USA Growth Index as their sole or primary benchmark index. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

26.	Comment — Under “Appendix 2 — Related performance information,” please remove the following sentence: “To the extent permitted by federal securities laws and/or other applicable law, John Hancock Advisers, LLC shall not have any liability arising out of reliance by any person on the performance information.”

Response — In response to the SEC staff’s comment, the Trust will include the following additional disclosure to clarify that it is not disclaiming any shareholder rights related to information in the prospectus:

The foregoing disclosure should not be read to suggest any waiver of any rights conferred by federal or state securities laws.

27.	Comment — Under “Appendix 2 — Related performance information,” in the “Composite average annual total returns” table, please remove the 3-year period. In general, performance may be provided for 1-, 5-, and 10- year periods or since inception if less than ten years.

Response — The Trust will make the requested change.

28.	Comment — Please confirm supplementally that the Fund has the records to support the performance information presented in Appendix 2, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response — The Trust confirms that the fund has all accounts, books, internal working papers and any other records or documents necessary to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Specific Class NAV Prospectus Comments

29.	Comment — Under “Opening an account,” please consider adding the following disclosure that currently appears in the Multi-Class Prospectus:
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Important information about opening an account. To help the government fight the funding of terrorism and money laundering activities, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account.

Response — The Trust notes that Class NAV shares are sold only to John Hancock affiliated entities. Therefore, the cited USA PATRIOT Act disclosure is not relevant for this share class and the Trust respectfully declines to make the requested change.

30.	Comment — Under “Transaction policies,” please confirm whether the following Multi-Class Prospectus disclosure regarding telephone transactions should be included in the Class NAV Prospectus:

For your protection, telephone requests, if available for your share class, may be recorded in order to verify their accuracy. Also for your protection, telephone redemption transactions are not permitted on accounts in which names or mailing addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

Response — The Trust notes that the Fund does not accept telephone orders for Class NAV shares. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

SAI Comments

31.	Comment — Under “Investment Policies—Municipal Obligations,” consider updating the risk disclosure related to “Municipal Bonds Issued by the Commonwealth of Puerto Rico” to address recent developments.

Response — The Trust notes that it monitors developments in Puerto Rico and periodically updates its related disclosures. Therefore, the Trust confirms the disclosure is current and accurate and respectfully declines to make any changes in response to this comment.

32.	Comment — Under “Risk Factors—European Risk,” consider updating the risk disclosure related to Brexit to address recent developments.

Response — The Trust notes that it monitors Brexit developments and periodically updates its related disclosures. Therefore, the Trust confirms the disclosure is current and accurate and respectfully declines to make any changes in response to this comment.

33.	Comment — Following the section “Investment restrictions — Non-Fundamental Investment Restrictions,” please include disclosure regarding changes to the Fund’s investment policy, typically titled “Investment policy that may be changed only on 60 days’ notice to shareholders.”
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Response — The Trust has determined that the Fund’s name does not subject the Fund to the requirements of Rule 35d-1 under the 1940 Act. Accordingly, the Fund is not required to give 60 days’ notice to shareholders of any change to an investment policy implicated by the Rule. Accordingly, the Trust respectfully declines to make any change in response to this comment.

34.	Comment — In the table of Trustee biographies under “Those Responsible for Management,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

Response — The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment.

35.	Comment — Under “Those Responsible for Management—Duties of Trustees; Committee Structure—Board Committees,” please confirm that the number of meetings of each committee held in the most recently completed fiscal year has been updated appropriately.

Response — The Trust so confirms.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S Wheeler

Trayne S Wheeler

cc:	Harsha Pulluru
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